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                                                      Filed by AngloGold Limited
                           Pursuant to Rule 425 under the Securities Act of 1933
                             Subject Company: Ashanti Goldfields Company Limited
                                                     Commission File No. 1-14212

AU - Q3 2003 ANGLOGOLD LIMITED EARNINGS CONFERENCE CALL

PRESENTATION

OPERATOR

Good morning. My name is Janette and I will be your conference facilitator today. At this time I would like welcome everyone to the AngloGold conference call. All lines have been placed on mute to prevent any background noise. After the speakers remarks there will be a question and answer period.

If you would like to ask a question during this time, simply press star then the number one on your telephone keypad. If you would like to withdraw your question, press star then the number two on your telephone keypad. Thank you.

Mr. Lenahan, you may begin your conference.

STEVEN LENAHAN - CORPORATE AFFAIRS - ANGLOGOLD LIMITED

Thank you Janette. Ladies and gentlemen, good afternoon and good morning and welcome to this conference call today which had originally been scheduled to allow us to talk about our results for the third quarter, but which we are now also using to discuss our announcement made last night on the merger between AngloGold and Ashanti.

The format will be as follows -- Bobby Godsell will talk about the Ashanti transaction and then, briefly, review AngloGold's financial performance over this period. Kelvin Williams, our marketing director, will briefly summarize the gold market conditions and our forward sales activities during the second quarter. This will be followed by an overview of our operational performance, again briefer than is usual to accommodate discussion on Ashanti, presented by Dave Hodgson, the AngloGold Chief Operating Officer. After these three presentations we will, as usual, take your questions.

However, before we begin, it is necessary for me to read a declaration regarding forward-looking statements that may be made during this presentation. Except for the historical information contained in the presentation to be made, there are matters discussed here that are forward-looking statements. These statements are only predictions and actual events or results may differ materially. For a discussion of important factors including, but not limited to, development of the Company's business, the economic outlook in the gold mining industry, expectations regarding gold prices and production, and other factors which could cause actual results to differ materially from any forward-looking statements, please refer to the Company's annual report for the year ended 31 December 2002 which was filed with the Securities and Exchange Commission on 7 April 2003.

With that I will hand it over to Bobby.
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AU - Q3 2003 ANGLOGOLD LIMITED EARNINGS CONFERENCE CALL

ROBERT GODSELL - CEO - ANGLOGOLD LIMITED

Steven, thanks very much and good morning to our callers. I want to impress upon you that last night's announcement, and it is essential that we draw a very clear distinction between the role of government. Firstly as a shareholder, secondly as a government regulator. With regard to the government of Ghana's role as a 17% shareholder in Ashanti, we were very pleased that after the board of Ashanti earlier this week reconfirmed its recommendation of our right to revise our offer, the government has also indicated its support for our offer.

The government has undertaken to vote in favor of our merger proposal and against any other competing proposals during the term of the agreement between ourselves and the government, and for a period of six months, a period that would not be later in any event than the 31st of July, 2004.

Now, this is a very substantial step towards the completion of the merger, which will produce a large, widely diverse global gold company with a long-life suite of high-margin assets and a compelling list of growth projects. That's been the role of the government as shareholder.

Now to turn to the role of the government as regulator. A key reason from our point of view for the proposed merger is the expeditious and optimal development of the Obuasi Deeps project. This process will begin immediately when the deal closes, starting with an intensive $44 million multi-year drilling program to confirm the extent and grade of mineralization at Obuasi at depth, followed by the development of mine access to these ore bodies.

The project in its entirety will take the best part of the decade and will involve investment of the order of magnitude of $0.75 billion. To make an investment over this period of time possible, we indicated in our original offer, an offer that was published in early August, that we needed a measure of fiscal certainty. In the process of negotiating such a stability agreement with the government of Ghana's advisors, it became possible to identify areas where real value could be added to this project. We have now agreed to monetize the real value and we are delighted that the government of Ghana has indicated that it chooses to accept its share of this value in our shares.

And this is the background and the raison d'etre and the reason for last night's announcement indicating that we have agreed, after the completion of the merger, and after the receipt of the approval of the Ghanaian Parliament where this is required for these undertakings, to issue some 2.6 million AngloGold ordinary shares to the government of Ghana.

With the government and its advisers, we've agreed on the value of the stability agreement as a package, with a value that AngloGold is confident offers its shareholders a fair economic value exchange. In no particular order, the key provisions of the stability agreement are these -- firstly, the mining lease relating to Obuasi mine is currently due to expire in 2024. Although the capital expenditure necessary for the development of Obuasi Deeps will have been incurred by that time, the mine will continue to produce gold well beyond, very significantly beyond, that date. The government will undertake to extend the mining lease for the Obuasi mine until 2054 on existing terms.

The second key and value-related element of the stability agreement is that the government of Ghana will undertake that the level of royalty payments applicable to Ghanaian operations will continue to be 3% of revenue for the next 15 years. This element needs to be seen in the context of current legislation, which provides for variable royalties between 3% and 12%, depending on the level of profitability of operation concerned. And also, in the context of proposed new mining legislation, which exists in draft form, that would alter the royalty rates to vary between 4%-6% of revenue, again depending on profitability.

The third element of the stability agreement, and again, one which adds real value to the project, is an agreement that the corporate tax rate payable in Ghana would continue for the next 15 years at the 30% currently applicable percentage as a public company, rather than the tax rate of 32.5% which would be applicable to a private company, as would be created through this merger.

The fourth element, again, adds real value. The government of Ghana has undertaken that none of AngloGold Ashanti's operations in Ghana will for the next 15 years be adversely affected by any action by the government of Ghana that has the effect of imposing additional obligations on those operations.

In addition, none of the company's Ghanaian operations will be adversely affected by changes to the level of payments of any customs or other duties related to mining operations, taxes, fees or other fiscal influx or laws relating to exchange control, transfer of capital or dividend remittance.

The stability provision eliminates the risk of adverse changes in the fiscal environment in Ghana, and consequently adds real value to AngloGold, as it increases the certainty of its future cash flows.

The final element is that the government of Ghana will continue to hold its Golden Share in Ashanti but has also confirmed its willingness to clarify that the rights attaching to the Golden Share apply solely to the assets and operations of AngloGold Ashanti in Ghana. The golden share has given rise to a great deal of confusion, particularly for international investors, in this


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AU - Q3 2003 ANGLOGOLD LIMITED EARNINGS CONFERENCE CALL

transaction. And we consider this clarification and in fact narrowing of its application to be of considerable benefit.

We believe that the issue of AngloGold's shares for the these undertakings that the government of Ghana as regulator has confirmed it will provide gives certainty and creates significant value.

I'll turn now briefly to the way forward on the Ashanti transaction which has now achieved the right regulatory framework to optimize the Obuasi mine and, indeed, to give us confidence about the other Ghanaian operations.

We've also achieved the recommendation of our offer by the Ashanti Board as well as the strong support for the offer from Ashanti's two largest shareholders; that is Lonmin and the Government of Ghana. We can now move forward to setting in motion the process of obtaining Ashanti shareholder approval through a shareholders vote and the Ghanaian High Court approval required for the proposed Scheme of Arrangement.

We believe that this process could possibly be completed as quickly as within 90 days but certainly should not take longer than six months. We look forward to the integration of these two African originated companies and we look forward to the continuation of our partnership with the Government of Ghana and to an expanded role in the development of both African and global gold mining.

If I can now turn in, a final paragraph, to the results for the last quarter, I believe these results are solid, both financially and operationally for the September quarter. In the light of a strengthening - 4% strengthening - in the rand and higher wage costs in South Africa, operating profits, once adjusted for and excluding unrealized gains on non-hedged derivatives, decreased marginally to $136 million. Gold production was marginally up to 1.39 million ounces, again, after adjusting for the sale during the quarter of the Jerritt Canyon mine. Headline earnings increased slightly to $67 million or 30 cents per share.

Operationally, there were no surprises during the quarter with cash costs well controlled at most operations in local currency terms. However, the continued strength of these currencies against a continuing weak U.S. dollar saw the dollar denominated costs increased by some 6% to $237 per ounce. The received gold price of $364 an ounce was $10 higher than the previous quarter and, again, was slightly higher than the spot price.

Thanks very much.

KELVIN WILLIAMS - EXECUTIVE DIRECTOR, MARKETING - ANGLOGOLD LIMITED

Thank you. Good afternoon, the quarter we've just been through is a quarter of, yet again, volatile movements in our prices. The gold price traded within a range of more than $50 and the closing gold price was $38.5 higher than the opening spot price for the quarter.

In addition, during the third quarter we saw, once again, a high of over $390, much in the same way as we had seen a rally in February but this time, in a sense, with more support and more sustained backing and interest in the gold price.

The currency market saw similar volatility with the dollar strengthening against the Euro for two months and then giving up all its gains in the last four weeks of the quarter. Those are really the mechanics of the quarter. What I would like to comment on are two of what we see as very important shifts in our market during this past three-month period.

The first of those is a shift in sentiment and whilst much analysis and comment in the market remains convinced that there is growth coming in the united states economy and that this will last into 2004, this comes simultaneously with the strong return of dollar skepticism for the year ahead. And this has benefited gold certainly in our current spot trading range.

The second important shift during this last quarter has been the gold speculation or investment particularly reflected on the New York Comex, but also we assume, in the unrecorded OTC market outside of the Comex, which has broken through all previous record levels. Interest in the New York Comex is now at an unprecedented level and unprecedented size and we believe this includes new players involved in gold.

There are a number of motivations, we believe, lying behind this interest. Some of it is, as I mentioned a moment ago, is a direct play on the U.S. dollar. Other reflects a genuine move to gold as a holding investment, a protection against uncertainty. A position, which in a sense is the inverse of investors' concerns about global economic circumstances and equity markets.

We have no reason to expect any early reversal of this trend, nor of this interest, unless some fundamental economic event emerges or shifts to change these circumstances and this would be an unforeseen event.

The strength of our investment market has direct consequences for the physical market and these consequences have been negative, but we should remind ourselves that as long as investor interest is sustained, a weaker physical market will not have any consequence for the price potential.

The weaker physical market is only of concern when we should have any retrenchment or retrenchment in the price and we actually need a firm buying floor to hold any slippage in the price. So for the moment our view is that this price rally and this healthier price environment remains firmly in place.
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AU - Q3 2003 ANGLOGOLD LIMITED EARNINGS CONFERENCE CALL

Regarding our hedge position, this quarter versus the last quarter, you will notice that the tonnage is largely unchanged. This, to a degree, is a reflection of a much higher spot price by which we have measured our delta during this quarter and we - our intention within the company is to continue to actively manage all our hedge positions and to further reduce our forward pricing commitments in this rising spot price environment. Thank you.

DAVE HODGSON - CHIEF OPERATING OFFICER - ANGLOGOLD LTD

Thanks Steven. As Bobby has said, our results in the quarter were solid and consistent with those achieved in June with good performances at most operations and an overall increase in gold production to 1.39 million ounces, adjusted for the sale of Jerritt Canyon. Total cash cost were well controlled in local currency terms, notably in South Africa, where total cash costs increased by only 2% despite the continuing rand strength and a 10% wage increase.

In South Africa, gold production increased by 31,000 ounces or 4% to 844,000 ounces. With good performances at Great Noligwa where grade improved to 10.6g/t and at Kopanang where team training has had a positive impact on efficiencies with a 7% increase in volume mined being achieved during the quarter. At Savuka, despite improved volumes, falling grades and higher cash costs have necessitated further cash costs initiatives and the workforce will be further reduced during the fourth quarter. Savuka is now in orderly closure with closure anticipated in 2005.

In the East and West Africa region, Geita increased gold production by 42%, 26,000 ounces, largely due to an anticipated improvement in recovered grades to
3.8 grams per ton. You may remember we advised of this likelihood in the June quarterly report. Overall, the East and West Africa region produced at a similar level to the last quarter as the Geita increase was offset by reduced production at Morila of 15,000 ounces, and at Yatela, 11,000 ounces.

At Cripple Creek and Victor in North America, problems are still being experienced with chemistry in the leach pad. The 15% increase in total cash costs is almost entirely attributable to additional chemicals purchased to resolve the leach solution chemistry issues. Improvements in haulage fleet availability and the scheduled construction and certification of Phase 4B of the leach pad should see increased production going forward.

In South America, overall gold production was down by 3%, mainly due to lower grades recovered at Cerro Vanguardia. This is because the plant was fed with lower grade, dry ore from a contingency stockpile while the scrubber to handle wet but higher grade ore was installed and commissioned. The scrubber is now operating and initial results are very positive.

In Australia, development work associated with the underground feasibility study at Sunrise Dam began, with the underground contract awarded and the mobilization of the contractor to site. The operation performed to expectations although operating profit was down by 44% to $5 million Australian, or $3 million U.S., due to a lower price received and lower volumes sold.

Mining was completed at Union Reefs at the end of July with lower grade stockpiles processed through to the beginning of October when the final shutdown of the mill took place. Minor rehabilitation work will continue at the site.

Again we have released detailed explanations of AngloGold's exploration activities for the quarter. Several projects continue to yield encouraging results such as the satellite exploration project at Sadiola and the deeper mineralization extensions at Sunrise Dam, in particular.

Thank you, Steve.

STEVEN LENAHAN - CORPORATE AFFAIRS - ANGLOGOLD LIMITED

Thank you. We would be happy to take the callers' questions now.


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QUESTION AND ANSWER

OPERATOR

At this time, I would like to remind everyone, in order to ask a question, please press star, then the number one, on your telephone keypad. We'll pause for just a moment to compile the Q&A roster.

Your first question comes from Dave Kuzmanich, JP Morgan.

DAVID KUZMANICH - JP MORGAN - ANALYST

Hi, good morning. Just a question on your dividend policy. Historically, we've seen you pay out dividends on free cash flow and maintain a healthy cover. Now, are you in a position to do that, or will you have to incur debt to pay the dividend, and is there any change to your dividend policy?

JONATHAN BEST - CFO - ANGLOGOLD LIMITED

Any borrowed funds go to capital expenditure, not to fund the dividend. We look at it another way, in that traditionally we have had a healthy dividend cover. I think we're unlikely to change that, though obviously the board of directors has to decide that. And so we would see any funds that we borrow as a long-term investment in our assets and part of our capital base and not to pay dividends. We wouldn't be paying dividends if we did not think our earnings were sustainable in the long-term.

And so that -- we don't believe that that's [Inaudible] in the short-term.

DAVID KUZMANICH - JP MORGAN - ANALYST

So there has been no indirect - no indication from the Board that they want to change the dividend character of the company?

OPERATOR

Your next question comes from Jim Copland from Goldman Sachs.

JIM COPLAND - GOLDMAN SACHS - ANALYST

Good morning everybody. Just on the timetable for the closure of the bill with Ashanti, how might the SEC interfere with that program in terms of at what point they may become involved and what may happen there with the SEC?

ROBERT GODSELL - CEO - ANGLOGOLD LIMITED

Jonathan...?

JONATHAN BEST - CFO - ANGLOGOLD LIMITED

Jim, we're applying for a no action letter which is a 3(a)(10) letter and that's requested by the SEC to say, please don't force us to provide a prospectus because this is a Scheme of Arrangement, it's regulated by the courts and we would like you to rely on the Ghanaian court. That letter is virtually ready for submission. It will go in, I would imagine, within the time frame of not more than three weeks. We would have that answer and hopefully we will get a positive outcome to that and then we can continue with our documentation and posting and the shareholders meetings.

If they come back and say, we're not prepared to give you the no-action letter, you have to file a full prospectus, an F-4. We would have to do that. We've provided for that in terms of our planning in the work that we've done so we do have one in the bottom drawer but the trick here is that the SEC has the right to review that and should they decide to review that it's going to add six weeks to the time frame.

JIM COPLAND - GOLDMAN SACHS - ANALYST

And that would be prior to the Ghanaian government's consideration and the shareholder vote?

JONATHAN BEST - CFO - ANGLOGOLD LIMITED

Yes. In fact, it's prior, for practical purposes, prior to posting the documentation to shareholders on which to vote.

JIM COPELAND - GOLDMAN SACHS - ANALYST

Great. Thank you. Secondly, your rand cash costs only went up 2% versus the 10% wage increase. Looking at the overall grade, it's increased 4%, so that may have been some help, but I was just wondering, specifically, how you managed to achieve those impressive costs given the wage pressures down there? And, you know, is it all productivity and if it is productivity, how do - is it sustainable going forward?

ROBERT GODSELL - CEO - ANGLOGOLD LIMITED

We've got Neville Nicolau here, he's runs the region and he's going to answer the question.

DAVE HODGSON - COO - AngloGold Limited



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AU - Q3 2003 ANGLOGOLD LIMITED EARNINGS CONFERENCE CALL

Jim, Neville will answer the question but it's basically, you know, when you increase your gold production, I think in this case in South Africa about 4% to 31,000 ounces, it makes a huge difference when you look at your unit costs. On top of that, you must realize that the wages are not the full increase. You know, the wage is only 50% of your costs. So it's not totally out of line with improved gold production. The wages being 50% of the cost, as well as productivity increases.

NEVILLE NICOLAU - South Africa Head

There was an increase in grade.

JONATHAN BEST - CFO - AngloGold Limited

Jim, if I can give you a financial response to that. It's essentially increased volume, which comes from better mining and productivity and increased grade. And the combination of those two has given you those results.

OPERATOR

Your next question comes from Jared Muroff with Prudential Financial.

JARED MUROFF - PRUDENTIAL FINANCIAL - ANALYST

Thank you and good morning. I was first wondering if the agreement with the government of Ghana has any penalties should they step away from what they've agreed to in terms of providing you with fixed royalty rates for the next 50 years and the lease going on 50 years? I'm wondering, if, with the next several different governments over there, if there is any penalty that the government would have to pay by giving up their golden share, giving up anything were they
- a future government - to turn back on these agreements?

ROBERT GODSELL - CEO - ANGLOGOLD LIMITED

I'm going to give you an initial, slightly different, answer. I mean, firstly, these agreements have to be in place and, where necessary, have to have parliamentary endorsement before the merger closes, before we do the deal.

Beyond that, you know, I guess it's true on the African continent and in the - the Americas and elsewhere that it's never entirely possible for one government to bind its successors. This is the nature of democracy. I guess, from our point of view, the overwhelming benefit and, if you'd followed the debate in the Ghanaian press, you would see that the overwhelming benefit of this merger is the extension of the life of Obuasi by about 20 years from 2024 to 2044. And we will be commencing with that project but we will be committing incrementally to that project and will be expecting the government to, in a sense, be walking that road with us and be faithful to its commitments.

I have to say that the - in all of our dealings with the Ghanaian government, they have been extremely professional and we have no reason to be particularly concerned. No more so than in dealing with any government anywhere else.

JARED MURROFF - PRUDENTIAL FINANCIAL - ANALYST

Great. And it has to go through the Ghanaian High Court as well as Parliament has to agree to it; is that right?

ROBERT GODSELL - CEO - ANGLOGOLD LIMITED

Let's be clear, they're separate processes. The scheme of arrangement, indeed as in a number of other jurisdictions, has to be certified by the Ghanaian Court as being, essentially, fair. And that's the process, so the shareholder vote and the deal are subject to the Ghanaian court.

The government, as a regulator, simply requires the support of Parliament for some of the elements contained in that stability agreement.

JARED MUROFF - PRUDENTIAL FINANCIAL - ANALYST

Great. And then, finally, if you could just go through what exactly the asset impairment at Savuka was, what you wrote down there?

JONATHAN BEST - CFO - AngloGold Limited

The impairment at Savuka was $35 million and we decided that in light of the scaling effect, that we would write the asset down to zero so any profit that we make out of it going forward will be recorded then and we'll take it as a windfall as and when it comes.

JARED MUROFF - PRUDENTIAL FINANCIAL - ANALYST

So that's been written down to zero?

JONATHAN BEST - CFO - AngloGold Limited

That's correct.

JARED MUROFF - PRUDENTIAL FINANCIAL - ANALYST

Right. Thank you.


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AU - Q3 2003 ANGLOGOLD LIMITED EARNINGS CONFERENCE CALL

OPERATOR

Your next questions comes from Arno Routen of Scotia Capital.

ARNO ROUTEN - SCOTIA CAPITAL - ANALYST

Yes, good afternoon, gentlemen. I've got two questions. One regarding Cripple Creek and the other regarding Obuasi. First of all in Cripple Creek, in the first quarter, the leach solution chemistry problems were there, the second quarter they recovered and the third quarter they're back; could you give a bit more insight on how to look forward on the problem and the future gold production at the Cripple Creek?

DAVE HODGSON - COO - AngloGold Limited

This is [Inaudible]. The gold production in the third quarter was heavily impacted by a grade issue. The grade placed on the pad was significantly lower in the third quarter and as well we had the constraints were the result of placing a large volume of ore on what we're calling Phase 4B, the new area of the pad which we didn't have yet certification to start - to put it under leach. We have that certification now and it's under leach and we should see the production improving from the leach pad in the fourth quarter.

ARNO ROUTEN - SCOTIA CAPITAL - ANALYST

And the leached solution chemistry issues and the related costs should stabilize going forward?

DAVE HODGSON - COO - AngloGold Limited

The leach solution chemistry has improved somewhat. There is still one area that is of some concern and we continue to put lime there, because it's primarily a pH issue. We continue to put lime in that area to rectify the situation.

ARNO ROUTEN - SCOTIA CAPITAL - ANALYST

OK. Thank you. And then we go to Obuasi; currently Obuasi is contributing a loss of tax payments. Looking forward in your modeling of Obuasi, when do you see Obuasi starting to pay taxes, as only then will you benefit from your tentative stability agreement for lower cost of tax rate?

JONATHAN BEST - CFO - AngloGold Ltd

I can't give you an exact answer to that, but you're right. They do have some losses. But if we get the productivity improvement that we're planning out of Obuasi and increase production to lower dilutions, we will find that the current gold prices will erode that tax loss quite quickly.

So, up front, yes you're quite right, but current gold prices together with the productivity that we've planned will eat into those very soon.

ARNO ROUTEN - SCOTIA CAPITAL - ANALYST

OK. Thank you. The last question is regarding Obuasi some more. Regarding the results yesterday released by Ashanti, could you give AngloGold's interpretation of potential resources and the current state of authentication of the deposit?

ROBERT GODSELL - CEO - ANGLOGOLD LIMITED

I don't think we can say anything particularly intelligent to you other than to say there certainly is a theory that the mineralization should be similar below to what it has been above. It's entirely dependent on the drilling program.

There's been very little drilling and so it's not possible to talk about resources or reserves. That's why we want to spend $44 million on a multi-year expensive drilling program. It is the assumption of this team and of this company that there's no reason why there shouldn't be extensive mineralization at depth and if you want to put it that way, we're making a bet on that.

It is a bet, of course, with 100 years of gold production history behind it, but I'm afraid we can't offer you any precision. I mean, we can talk about our hopes and plans for continued production at significant levels, as I said, to 2040, but that is simply a management assumption and cannot be backed up.

Because if you don't drill then you can't have resources but less reserves.

JONATHAN BEST - CFO - AngloGold Limited

I think the results that have come out of the drilling have been very encouraging. My colleague across the table from me , Head of Exploration, would say that drilling only amounts to 2% of the ore body. And you can't draw any conclusions having drilled only 2% of the ore body.

ARNO ROUTEN - SCOTIA CAPITAL - ANALYST

OK. Thank you for classification.

OPERATOR

Your next question comes from Georges Lequime, RBC Capital.

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AU - Q3 2003 ANGLOGOLD LIMITED EARNINGS CONFERENCE CALL

GEORGES LEQUIME - RBC CAPITAL - ANALYST

Hi gentlemen, just two quick questions. Just to clarify what you're talking about just now on the 44 million. Is it 44 million total or is that per year that you're going to spend that? And again, within the context of the amount you were talking about, the capital that you were going to put into the operations in the short term, is that just to get them back into the shape that you would be happy with?

ROBERT GODSELL - CEO - ANGLOGOLD LIMITED

I think Dave will address the drilling program.

DAVID HODGSON - COO - ANGLOGOLD LIMITED

Hard to say that. The drilling program, the 44 million U.S. dollars is spread out over a period of three to five years. Obviously they're depending on the results as you get - as you do the drilling.

ROBERT GODSELL - CEO - ANGLOGOLD LIMITED

So, to be clear, the total cost is 44 million, I just made reference to the multi-year program because I just wanted to cue our investors not to expect results - definitive results--- in 2004. Unfortunately, to drill to 3,000 meters takes you a long time.

GEORGES LEQUIME - RBC CAPITAL - ANALYST

And, can you give us an update now, assuming the deal gets consummated at the end of Q1 next year, what kind of expenditure - how much cap ex do you expect to plough into the Ashanti assets over and above their own projections?

ROBERT GODSELL - CEO - ANGLOGOLD LIMITED

We said we'd put 102 million in additional - in addition to what was in their plans. I think that takes, over a five year period, 280 million, I think, Paul, and the bulk of that is up front and the bulk of that is replacement of the vehicle fleet and upgrading infrastructure.

GEORGES LEQUIME - RBC CAPITAL - ANALYST

OK. And just a question for Kelvin, just a little bit more - a little bit of clarity on the non-hedged derivatives number that came through this quarter and just, kind of, the mechanics on trying to predict this number going forward and also, you know, why it was so much higher this quarter than the previous quarter in light of the movement of the gold price?

KELVIN WILLIAMS - MARKETING DIRECTOR - ANGLOGOLD LIMITED

Listen, if you come up with any way of predicting it, as Jonathan says, let us know. It is a consequence of FS-133, it's a consequence of an accounting rule, which we grapple to manage ourselves. Manage it in the sense not in order to distort it, but manage it in order to make it predictable and an orderly piece of our books.

George, I don't think we have an answer that says "here, there is a formula that will help you." There are certain moving parts in it that you will understand beyond the gold price. Those moving parts include currency positions and interest rates. But we battle, as much as we can, to keep it a stable figure so that it doesn't distort actual operating results. Jonathan, is that what you'd say?

JONATHAN BEST - CFO - ANGLOGOLD LIMITED

I think that's entirely adequate. It's taken at a point in time. It's a snapshot and it freezes all of the parameters fit on that day and none of us could even pretend to be able to predict all of those parameters at one time on a particular day. And it's entirely out of our control.

GEORGES LEQUIME - RBC CAPITAL - ANALYST

Is there something being done to make this less - more predictable or is it just the rules by which you have to play the game, really?

JONATHAN BEST - CFO - ANGLOGOLD LIMITED

Unfortunately, it's the rules by which we have to play the game. You know, if you really want to try and move it more into the realm of predictability, you take away the marketing department's flexibility to manage the books.

GEORGES LEQUIME - RBC CAPITAL - ANALYST

Thanks, gentlemen.

KELVIN WILLIAMS - MARKETING DIRECTOR - ANGLOGOLD LIMITED

These are what the accounting board has deemed non-hedged positions. You know, they've always been part of our portfolio and, as Jonathan said, the alternative is to end up with a book of only forwards, in which case you are simply betting on the gold price and not managing the revenue.

GEORGES LEQUIME - RBC CAPITAL - ANALYST

Thanks.

AU - Q3 2003 ANGLOGOLD LIMITED EARNINGS CONFERENCE CALL

OPERATOR

Your next question comes from Ed Guinness of Tiedemann Funds.

ED GUINNESS - TIEDEMANN - ANALYST

Yeah, hi. A quick question. Is the support of the government as a shareholder also conditional on a government vote?

ROBERT GODSELL - CEO - AngloGold Limited

No.

JONATHAN BEST - CFO - AngloGold Limited

No. Not at all. It's something that they're competent to - I mean, they control their shares and what they've indicated to us is that they will vote their shares in favor of us and against other people for a period of six months.

ED GUINNESS - TIEDEMANN - ANALYST

OK. Thank you.

OPERATOR

Your next question comes from Mark Smith, Dundee Securities.

MARK SMITH - DUNDEE SECURITIES - ANALYST

Yes. Hi. Just a quick question on Sadiola. Just was wondering what the status of Sadiola?

DAVID HODGSON - COO - ANGLOGOLD LIMITED

Hi. Dave here. Sadiola, in terms of the sulfides, we are in phase six of the drilling now. The drilling continues to be positive. We are looking at the modeling of the operating, because obviously you'll have slightly higher costs and you'll have to make some modifications to the plan.

But this is looking positive and by the middle of next year we should know how things will be working out with the sulfides, but besides the sulfides we've also got positive satellite exploration and the oxides as well as the sulfides. But that area is looking strong going forward.

MARK SMITH - DUNDEE SECURITIES - ANALYST

Yes. I just was - it sort of a scoping study that was ongoing that was complete in December?

DAVID HODGSON - COO - ANGLOGOLD LIMITED

Correct. We've done two sections of the scope and study and we keep updating our scope and study as we get more during results and they keep looking positive.

MARK SMITH - DUNDEE SECURITIES - ANALYST

OK. Thank you very much.

OPERATOR

I would like to remind everyone in order to ask a question, please press star then the number one on your telephone keypad.

Your next question comes from Sam Abah , Quadro

ST TELEFRAGATA - QUADRO - ANALYST

Yes. Hi. It's ST Telefragata with Sam Abah . Just a couple of quick questions. Can you just give us some color on the status of the competition filings if any are necessary?

JONATHAN BEST - CFO - AngloGold Limited

We have to go through the process of competitions filings in a number of jurisdictions. We regard these merely as a formality. We don't think that there's any likelihood of anything showing up on these. And they will be done during the process of all the other approvals and documentations this year.

ST TELEFRAGATA - QUADRO - ANALYST

Great. Great. And assuming that you are granted the SEC filing exemption, approximately when do you think you might be able to hold the shareholder vote and what would be the critical driver of that timing? Would it be the Ghana high court process, or...

JONATHAN BEST - CFO - AngloGold Limited

No. The shareholder vote will be held once we get the documentation out, we'll give a sixth notice. And I should imagine the very earliest would be toward the end of December or early January.

AU - Q3 2003 ANGLOGOLD LIMITED EARNINGS CONFERENCE CALL

ST TELEFRAGATA - QUADRO - ANALYST

OK. And ...

JONATHAN BEST - CFO- AngloGold Limited

That's the very earliest. That's assuming everything just goes tickity boom.

ST TELEFRAGATA - QUADRO - ANALYST

OK. So is the high court of Ghana, what exactly are they demanding for approval? I mean, what's the actual approval that they're going to be giving you?

ROBERT GODSELL - CEO - ANGLOGOLD LIMITED

The approval that they will give us is to certify the process has been fair to all shareholders, and they'll do that in two ways. The one is that they will check that the process is being properly followed and that no shareholders have been prejudice, and secondly they have to appoint a court reporter or an advisor to advise us that the offer made by us or the merge attempt made by us are fair to shareholders.

ST TELEFRAGATA - QUADRO - ANALYST

Great. And one final question if I may. The November 14 extension for the Ghana government approval, was there any particular magic to pushing it out two weeks to arrive at that date?

JONATHAN BEST - CFO - ANGLOGOLD LIMITED

No magic at all. It just gives us time to tidy up the documentation.

ST TELEFRAGATA - QUADRO - ANALYST

Great. Thank you and congratulations.

OPERATOR

At this time you have a question from Daryl Castle, Stanlib Asset Management.

DARYL CASTLE - STANLIB ASSET MANAGEMENT - ANALYST

.... five million tons, which, obviously...

ROBERT GODSELL - CEO - ANGLOGOLD LIMITED

Daryl? Would you start again, we didn't catch the beginning of your question.

DARYL CASTLE - STANLIB ASSET MANAGEMENT - ANALYST

OK, the question is on Cripple Creek and the first part is just an admin question, it looks like you've overstated the tons in the quarterly report, you're showing 6.7 million tons for the quarter and it's generally around - it's been building up to about 4.5 million tons, am I correct that this is a mistake?

BEN GUENTHER - HEAD OF MINING

The - in the quarterly report, the tons that are listed as tons treated, that is tons of solution rather than tons of ore crushed.

DARYL CASTLE - STANLIB ASSET MANAGEMENT - ANALYST

OK.

ROBERT GODSELL - CEO - ANGLOGOLD LIMITED

It says that without highlighting it, which we shouldn't have done.

DARYL CASTLE - STANLIB ASSET MANAGEMENT - ANALYST

OK. All right. Because, yeah, you've shown it as tons treated and it's been the lower amount ...

ROBERT GODSELL - CEO - ANGLOGOLD LIMITED

Yes.

DARYL CASTLE - STANLIB ASSET MANAGEMENT - ANALYST

.... which has been tons crushed. OK and then my question then relates to the long-term grade at that mine- I know you said that in the short term it hopefully will be going back up but, yeah, I mean, it's got the reserve grade of just over one gram a ton and it is - it is, obviously, very sensitive to the grade, are you guys sure that you can get one gram a ton over the life of this operation or is it probably going to be lower than that?

BEN GUENTHER - HEAD OF MINING

The long-term grade is based on - is based on our reserves and we anticipate making that grade.

AU - Q3 2003 ANGLOGOLD LIMITED EARNINGS CONFERENCE CALL

DARYL CASTLE - STAN LIEB ASSET MANAGEMENT - ANALYST

OK. Thank you.

OPERATOR

At this time, there are no further questions. Mr. Lenahan, are there any closing remarks?

STEVEN LENAHAN - CORPORATE AFFAIRS - ANGLOGOLD LIMITED

We don't have any other remarks other than to thank our callers for participating in the call today and we look forward to talking to you again soon.

OPERATOR

This concludes today's AngloGold conference call. You may now disconnect.

                             ADDITIONAL INFORMATION

In the event a transaction is entered into between AngloGold and Ashanti, AngloGold will file important documents with the SEC. IN THE EVENT A TRANSACTION IS ENTERED INTO, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ ALL SUCH DOCUMENTS FILED WITH THE SEC, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain a free copy of any such documents at the SEC's web site at www.sec.gov or by directing a request to AngloGold Limited, 14th Floor, 11 Diagonal Street, Johannesburg 2001, South Africa, Attention: Chris Bull, Company Secretary.